Exhibit 99.2

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated May 5, 2015 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended March 31, 2015 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ended December 31, 2014. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information"). This report also refers to net revenue, operating margin, earnings before interest, taxes, depreciation and amortization ("EBITDA"), adjusted cash flow from operating activities (and cash flow from operating activities per common share and adjusted cash flow from operating activities per common share), and total enterprise value, which are financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). Pembina's methods of calculating these financial measures may not be directly comparable to those of other companies. Pembina considers these non-GAAP financial measures to provide useful information to both management and investors in measuring Pembina's financial performance and financial condition. For more information about the measures which are not defined by GAAP, including a reconciliation to the most directly comparable GAAP measure, see "Non-GAAP and Additional GAAP Measures."

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
bbls	barrels	B.C.	British Columbia
bpd	barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mbpd	thousands of barrels per day	IFRS	International Financial Reporting Standards
mbbls	thousands of barrels	NGL	Natural gas liquids
mmbbls	millions of barrels	U.S.	United States
mboe/d	thousands of barrels of oil equivalent per day	WCSB	Western Canadian Sedimentary Basin
MMcf/d	millions of cubic feet per day
bcf/d	billions of cubic feet per day
km	kilometre

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, reliable and environmentally responsible manner that is respectful of community stakeholders.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

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Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2015	2014
Conventional Pipelines throughput (mbpd)	633	553
Oil Sands & Heavy Oil contracted capacity (mbpd)	880	880
Gas Services average volume processed (mboe/d) net to Pembina(1)	113	88
Midstream NGL sales volume (mbpd)	129	133
Total volume (mbpd)	1,755	1,654
Revenue	1,154	1,759
Net revenue(2)	375	447
Operating expenses	109	95
Realized (gain) loss on commodity-related derivative financial instruments	(18)	2
Operating margin(2)	284	350
Depreciation and amortization included in operations	54	52
Unrealized loss (gain) on commodity-related derivative financial instruments	2	(4)
Gross profit	228	302
General and administrative expenses (including depreciation)	49	37
Other (recoveries) expenses	(1)	1
Net finance costs	13	61
Share of loss of investment in equity accounted investees, net of tax	2
Current tax expense	22	34
Deferred tax expense	23	22
Earnings	120	147
Earnings per common share – basic (dollars)	0.32	0.44
Earnings per common share – diluted (dollars)	0.32	0.41
EBITDA(2)	240	316
Cash flow from operating activities	120	261
Cash flow from operating activities per common share – basic (dollars)(2)	0.35	0.82
Adjusted cash flow from operating activities(2)	213	264
Adjusted cash flow from operating activities per common share – basic (dollars)(2)	0.63	0.83
Common share dividends declared	148	134
Dividends per common share (dollars)	0.44	0.42
Preferred share dividends declared	10	6
Capital expenditures	498	287
Total enterprise value ($ billions)(2)	18	16

(1)	Gas Services average volume processed converted to mboe/d from MMcf/d at 6:1 ratio.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Revenue in the first quarter of 2015 was $1,154 million compared to $1,759 million for the same period in 2014, while net revenue for the first quarter of 2015 was $375 million compared to $447 million in the first quarter of 2014. Despite strong performance within the Company's Conventional Pipelines and Gas Services business, where revenue increased 32 percent and 29 percent, respectively, in the first quarter of 2015 compared to the first quarter of 2014, the decrease in consolidated revenue and net revenue was largely due to the impact of significantly lower commodity prices on the Company's Midstream business in the first three months of 2015 compared to the same period of the prior year. Compared to the three months ended March 31, 2014, the average market price in the first quarter of 2015 for propane declined by over 50 percent and crude oil, butane and condensate prices were also significantly lower.

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Pembina Pipeline Corporation

Operating expenses were $109 million for the first quarter of 2015 compared to $95 million during the same period of 2014. The increase in operating expenses for the quarter ended March 31, 2015 was primarily related to new in-service assets, offset by a reduction in operating expenses in the Company's Midstream business resulting from Pembina's disposition of its non-core trucking-related assets that was recognized in the second quarter of 2014.

During the first quarter of 2015, operating margin decreased 19 percent to $284 million compared to $350 million in the first quarter of 2014. The decrease was primarily due to the impact of significantly lower commodity prices on the Company's Midstream business, as noted above. This decrease was partially offset by stronger performance in the Conventional Pipelines and Gas Services businesses largely resulting from higher volumes and new assets being placed into service as well as an $18 million realized gain from commodity-related derivative financial instruments (2014: $2 million loss).

Depreciation and amortization included in operations during the first quarter of 2015 was $54 million compared to $52 million for the same period in 2014. This increase was due to the year-over-year growth in Pembina's asset base associated with the Company's pipeline expansion projects as well as the Vantage pipeline acquisition, which was completed in the fourth quarter of 2014.

Gross profit for the first quarter of 2015 was $228 million compared to $302 million during the same period of 2014. This 25 percent decrease was mainly related to lower operating margin, as previously mentioned.

For the first quarter of 2015, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $46 million compared to $35 million during the comparable period of 2014. The increase was largely due to increased rent, salaries (related to the addition of new employees and consultants to support Pembina's growth) and share-based payment expense. Every $1 change in share price is expected to change Pembina's annual share-based payment expense by approximately $1 million.

Pembina generated EBITDA of $240 million during the first quarter of 2015, 24 percent lower than EBITDA of $316 million during the first quarter of 2014. The decrease was due to lower gross profit combined with higher general and administrative expenses.

Net finance costs during the first quarter of 2015 were $13 million compared to $61 million for the same period in 2014. Net finance costs were lower in 2015 primarily due to fluctuations in the fair value of the conversion feature on the series E and F convertible debentures associated with a reduction in the number of instruments outstanding as well as a decrease in share price. In the first quarter of 2015, Pembina recognized a gain on revaluation of the conversion feature of $11 million compared to a loss of $34 million recognized in the first quarter of 2014. Also contributing to lower net finance costs was a $3 million decrease in interest expense on the convertible debentures as a result of convertible debenture conversions during the year.

Income tax expense for the first quarter of 2015 totalled $45 million, including current tax of $22 million and deferred tax of $23 million, compared to income tax expense of $56 million in 2014, including current tax of $34 million and deferred tax of $22 million. Current tax expense was lower over the comparable period due to a decrease in taxable income.

The Company's earnings decreased to $120 million ($0.32 per common share – basic) during the first quarter of 2015 compared to $147 million ($0.44 per common share – basic) in the same period of 2014. This was largely due to lower gross profit in the Midstream business and increased general and administrative expenses, partially offset by higher gross profit in the Conventional Pipelines, Gas Services and Oil Sands & Heavy Oil businesses, lower net finance costs and decreased income tax expenses. Earnings attributable to common shareholders is $109 million (2014: $139 million) net of dividends attributable to preferred shareholders.

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Pembina Pipeline Corporation

Cash flow from operating activities for the quarter ended March 31, 2015 was $120 million ($0.35 per common share – basic) compared to $261 million ($0.82 per common share – basic) during the first quarter of 2014. The decrease was mainly due to lower earnings, higher taxes paid as well as an increased change in non-cash working capital in the 2015 period compared to the respective period in 2014.

Adjusted cash flow from operating activities for the first quarter of 2015 was $213 million ($0.63 per common share – basic) compared to $264 million ($0.83 per common share – basic) during the first quarter of 2014. The decrease was largely related to lower operating margin and higher preferred share dividends declared offset by decreased current taxes.

Operating Results

	3 Months Ended March 31 (unaudited)
	2015		2014
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	154	98	117	77
Oil Sands & Heavy Oil	55	35	52	34
Gas Services	54	37	42	29
Midstream	113	113	236	209
Corporate	(1)	1		1
Total	375	284	447	350

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Conventional Pipelines

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2015	2014
Average throughput (mbpd)	633	553
Revenue	154	117
Operating expenses	56	40
Operating margin(1)	98	77
Depreciation and amortization included in operations	19	13
Unrealized loss (gain) on commodity-related derivative financial instruments	1	(1)
Gross profit	78	65
Capital expenditures	285	141

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 8,840 km pipeline network that transports hydrocarbon products and extends across much of Alberta and parts of B.C. In addition, the recently acquired Vantage pipeline transports specification ethane from gas plants in North Dakota and Saskatchewan to Empress, Alberta, where it is delivered into a third-party pipeline. The primary objectives of this business are to provide safe, responsible and reliable transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

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Pembina Pipeline Corporation

Operational Performance

During the first quarter of 2015, Conventional Pipelines' throughput averaged 633 mbpd. This represents an increase of approximately 14 percent compared to the same period of 2014, when average throughput was 553 mbpd. This incremental volume was primarily due to the completion of Pembina's Phase I crude oil, condensate and NGL pipeline expansions (the "Phase I Expansions"), which were placed into service in December 2013 and which allowed for the receipt of higher volumes at Pembina's existing connections and truck terminals. While additional capacity was available on the Company's Peace and Northern pipeline systems resulting from the Phase I Expansions, volumes increased over time during the first quarter of 2014, with even higher utilization of the capacity realized in the first quarter of 2015. The Company also placed several new connections into service during 2014, which further contributed to increased volumes on its systems, and, during the latter part of the fourth quarter of 2014, Pembina began transporting volumes on the Vantage pipeline. In addition, during the first quarter of 2015, Pembina commissioned new storage facilities and portions of pipeline associated with its other expansion programs, which allowed for improved product batching efficiency, also resulting in increased mainline throughput. As a result of these factors, Pembina achieved record throughput for the month of February 2015, with an average monthly volume of 652 mbpd.

Financial Performance

During the first quarter of 2015, Conventional Pipelines generated revenue of $154 million, 32 percent higher than the $117 million generated in the same quarter of the previous year. This increase was primarily the result of higher volumes, as discussed above, and is associated with the Phase I Expansions and new connections being placed into service as well as revenue associated with the acquisition of the Vantage pipeline. In addition, non-firm service toll increases across Pembina's systems, which became effective as of January 1, 2015, and increased costs recovered under certain cost-of-service contractual agreements contributed to higher revenue during the first quarter of the year.

During the first quarter of 2015, operating expenses were $56 million compared to $40 million in the first quarter of 2014. The increase was primarily the result of higher integrity spending to maintain safe operations on Pembina's gathering systems, operating expenditures associated with the Phase I Expansions and the addition of the Vantage pipeline.

As a result of higher revenue, which was partially offset by an increase in operating expenses, operating margin was $98 million in the first quarter of 2015, 27 percent higher than the $77 million recorded for the same period of 2014.

Depreciation and amortization included in operations during the first quarter of 2015 was $19 million compared to $13 million during the same period of the prior year. The increase resulted from additional in-service assets including the acquired Vantage pipeline assets in the fourth quarter of 2014.

For the three months ended March 31, 2015, gross profit was $78 million compared to $65 million for the same period of 2014. This increase was due to higher operating margin which was partially offset by increased depreciation and amortization included in operations, as discussed above.

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Pembina Pipeline Corporation

Capital expenditures for the first quarter of 2015 totalled $285 million compared to $141 million for the same period of 2014. The majority of this spending relates to Pembina's pipeline expansion projects which are described below.

New Developments

During the first quarter, Pembina made substantial progress on its Phase II crude oil, condensate and NGL expansions. Subsequent to quarter end, on April 24, 2015, Pembina placed its Phase II crude oil and condensate expansion ("Phase II LVP") into service, adding an incremental 55 mbpd on the Company's Peace pipeline system and bringing total capacity on this line to 250 mbpd.

For the high vapour pressure ("HVP"), or NGL, portion of the Phase II Expansions ("Phase II HVP"), Pembina has received all regulatory and environmental approvals and has secured 70 percent of the total project costs pertaining to pump station equipment, line pipe and construction services. The Phase II HVP project is continuing to track on time and on budget and is expected to be in-service in the third quarter of 2015. Once complete, the Phase II HVP expansion will add 53 mbpd to the Company's Peace and Northern NGL pipeline systems and bring total NGL capacity on these lines to 220 mbpd.

During the quarter, Pembina completed construction of and brought into service a 35 km 16-inch pipeline segment from Lator to Simonette, as part of the Phase III pipeline expansion ("Phase III Expansion"). Construction is also complete on a 35 km 16-inch pipeline segment from Kakwa to Lator, which was placed into service in late April 2015. To date, the Company has completed over 15 percent of the overall Phase III Expansion program.

The Phase III Expansion also includes two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) which would provide an initial combined capacity of 420 mbpd and an ultimate capacity of over 680 mbpd with the addition of midpoint pump stations. The Alberta Energy Regulator ("AER") announced that it has scheduled a hearing related to the Fox Creek to Namao portion of the Phase III Expansion for July 2015. According to AER guidelines, Pembina expects to receive a decision from the AER within 90 days after the hearing is concluded. Subject to regulatory and environmental approvals, Pembina expects to bring these two pipelines into service between late-2016 and mid-2017.

The Company is also progressing its previously announced plans to expand its gathering presence in Alberta and British Columbia. Subsequent to the end of the first quarter, Pembina completed its lateral in the Willesden Green area of Alberta and expects to commission this pipeline near the end of May, 2015. Also, subject to regulatory and environmental approvals, Pembina expects its pipeline lateral in the Edson, Alberta area to be in-service mid-2016.

Further, Pembina is continuing work on the previously announced $220 million expansion to its pipeline infrastructure in northeast B.C. (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. Subject to regulatory and environmental approvals, Pembina anticipates bringing the NEBC Expansion on-stream in late-2017.

Subsequent to the acquisition of the Vantage pipeline, which transports ethane from the North Dakota Bakken play to a delivery point near Empress, Alberta, the Company announced on February 10, 2015 that it entered into agreements to expand the Vantage pipeline system for an estimated capital cost of $85 million (the "Vantage Expansion"). Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. Subject to regulatory and environmental approvals, the Vantage Expansion is expected to be in-service in early-2016.

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Pembina Pipeline Corporation

Pembina has been successful in its commercial efforts to secure the majority of its existing crude oil and condensate volumes under long-term, firm-service contracts. In aggregate and including contracted volumes on the Vantage pipeline, Pembina has now secured 760 mbpd of crude oil, condensate and NGL through its recontracting efforts, the addition of new assets and its Phase I, II and III conventional pipeline expansions on its Peace and Northern Pipeline systems.

Oil Sands & Heavy Oil

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2015	2014
Contracted capacity (mbpd)	880	880
Revenue	55	52
Operating expenses	20	18
Operating margin(1)	35	34
Depreciation and amortization included in operations	4	5
Gross profit	31	29
Capital expenditures	5	5

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Ltd.'s Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has 880 mbpd of capacity under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $55 million in the first quarter of 2015 compared to $52 million during the first quarter of 2014. First quarter revenue in 2015 was approximately 6 percent higher than the prior period due to additional flow-through operating expenses, which were primarily related to integrity work and which were recovered under Pembina's contractual arrangements with its customers. Higher interruptible volumes on the Nipisi Pipeline also contributed to the increase in revenue during the first quarter of 2015.

Operating expenses were $20 million during the first quarter of 2015 compared to $18 million in the first quarter of 2014. Increased costs were largely attributable to scheduled integrity work and other repair and maintenance activities which were partially offset by lower power prices during the first quarter of 2015 compared to the same period of the prior year.

For the three months ended March 31, 2015, operating margin was slightly higher at $35 million compared to $34 million for the same period of 2014. This marginal increase was primarily due to greater interruptible volumes on the Nipisi Pipeline.

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Pembina Pipeline Corporation

Depreciation and amortization included in operations during the first quarter of 2015 was $4 million, relatively consistent with the $5 million recorded in the same period of 2014.

For the three months ended March 31, 2015, gross profit was $31 million compared to $29 million during the three months ended March 31, 2014 due to the factors discussed above.

Gas Services

	3 Months Ended March 31 (unaudited)
($ millions, except where noted)	2015	2014
Average volume processed (MMcf/d) net to Pembina(1)	680	528
Average volume processed (mboe/d)(2) net to Pembina(1)	113	88
Revenue	54	42
Operating expenses	17	13
Operating margin(3)	37	29
Depreciation and amortization included in operations	8	6
Gross profit	29	23
Capital expenditures	72	72

(1)	Volumes at Musreau exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(2)	Average volume processed converted to mboe/d from MMcf/d at a 6:1 ratio.
(3)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically-positioned in active and emerging NGL-rich plays in the WCSB and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through this business' facilities are transported by Pembina's Conventional Pipelines business on its Peace pipeline system. Operating assets within Gas Services include:

•	Pembina's Cutbank Complex – located near Grand Prairie, Alberta, this facility includes four shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant, the Musreau II Facility and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 525 MMcf/d of processing capacity (468 MMcf/d net to Pembina) and 205 MMcf/d of ethane-plus extraction capacity (net to Pembina). The Cutbank Complex also includes approximately 350 km of gathering pipelines.
•	Pembina's Saturn I Facility – located near Hinton, Alberta, this facility includes 200 MMcf/d of ethane-plus extraction capacity as well as approximately 25 km of gathering pipelines.
•	Pembina's Resthaven Facility – located near Resthaven, Alberta, this facility includes 200 MMcf/d (134 MMcf/d net to Pembina) of extraction capacity.

The Company continues to progress construction and development of numerous other facilities in its Gas Services business to meet the growing needs of producers in west central Alberta and Saskatchewan, as discussed in more detail below.

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Pembina Pipeline Corporation

Operational Performance

Within its Gas Services business, average volume processed, net to Pembina, was 680 MMcf/d during the first quarter of 2015, approximately 29 percent higher than the 528 MMcf/d processed during the first quarter of 2014. Higher volumes during the first three months of 2015 were primarily related to the addition of the Resthaven Facility, which was placed into service in October 2014 and the Musreau II Facility, which was placed into service in December 2014. Overall, Pembina continues to benefit from producer activity focused on liquids-rich natural gas in the areas surrounding its assets.

Financial Performance

Gas Services contributed $54 million in revenue during the first quarter of 2015, up from $42 million in the first quarter of 2014. This 29 percent increase primarily reflects the new facilities that were placed into service in this business, as discussed above.

During the first quarter of 2015, Gas Services incurred operating expenses of $17 million compared to $13 million in the first quarter of 2014. The increase was mainly due to additional operating costs associated with the Resthaven and Musreau II facilities being placed into service.

Gas Services realized operating margin of $37 million in the first quarter of 2015 compared to $29 million during the same period of the prior year, a 28 percent increase which was primarily due to the addition of new assets.

Depreciation and amortization included in operations during the first quarter of 2015 totalled $8 million compared to $6 million during the first quarter of 2014. This increase was primarily attributable to the addition of new assets.

For the three months ended March 31, 2015, gross profit was $29 million compared to $23 million in the same period of 2014. This increase reflects higher operating margin during the 2015 period compared to the same period of 2014, primarily resulting from new assets being placed into service.

For the first three months of 2015, capital expenditures within Gas Services totalled $72 million which was unchanged compared to the same period of 2014. Capital spending in this quarter was largely to advance construction at the Saskatchewan Ethane Extraction Plant ("SEEP"), Saturn II, Musreau III and the Resthaven Expansion (defined below). In 2014, capital spending had been directed towards Resthaven and Musreau II (which were completed later in 2014 as noted above), and Saturn II.

New Developments

During the first quarter of 2015, Pembina continued to advance its growth projects within the Gas Services business.

With respect to construction of SEEP, located in the southeast Saskatchewan Bakken region, Pembina has obtained all regulatory and environmental approvals and has largely contracted all engineering, fabrication and construction services. The project is currently on budget and on schedule to be in-service in the third quarter of 2015 with plant site construction 50 percent complete.

Construction of Pembina's Saturn II Facility (a 200 MMcf/d 'twin' of the Company's Saturn I Facility), which is expected to be commissioned and placed into service in the third quarter of 2015, is on schedule and anticipated to be completed under budget. To-date, the Company has completed 75 percent of site construction.

Pembina has ordered all major equipment for the 100 MMcf/d expansion of its Resthaven Facility (the "Resthaven Expansion") and construction is expected to begin in the third quarter of 2015. The gathering pipeline associated with the Resthaven Expansion is 50 percent installed with all major river crossings completed. Pembina expects the gathering pipeline, which is underpinned by a cost-of-service agreement, to be in-service in mid-2015 and the expansion of the Resthaven facility, which is underpinned by a fee-for-service agreement, to be in-service in mid-2016.

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Pembina Pipeline Corporation

The Company's 100 MMcf/d shallow cut facility, being built adjacent to Pembina's existing Musreau I and Musreau II facilities (the "Musreau III Facility"), has now received regulatory and environmental approvals. All major equipment has been ordered and 40 percent of the project engineering is currently complete. Pembina anticipates bringing the Musreau III Facility, which is underpinned by long-term, take-or-pay agreements, on-stream in mid-2016.

Once the facilities under development described above are in-service, Pembina expects Gas Services' processing capacity to reach 1.5 bcf/d (net to Pembina), including ethane-plus extraction capacity of 870 MMcf/d (net to Pembina). The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and could result in 70 mbpd of NGL, subject to gas compositions, that can be transported for additional toll revenue on Pembina's Conventional Pipelines. Volumes from these projects support Pembina's pipeline expansion plans as discussed under "Conventional Pipelines."

Midstream

	3 Months Ended March 31(1) (unaudited)
($ millions, except where noted)	2015	2014
NGL sales volume (mbpd)	129	133
Revenue	911	1,561
Cost of goods sold, including product purchases	798	1,325
Net revenue(2)	113	236
Operating expenses	18	25
Realized (gain) loss on commodity-related derivative financial instruments	(18)	2
Operating margin(2)	113	209
Depreciation and amortization included in operations	23	28
Unrealized loss (gain) on commodity-related derivative financial instruments	1	(3)
Gross profit	89	184
Capital expenditures	123	65

(1)	Share of loss from equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets include 17 truck terminals (three of which are capable of emulsion treatment and water disposal) and terminalling at downstream hub locations at the Pembina Nexus Terminal ("PNT"), which features storage, crude-oil-by-rail services and terminal connectivity. PNT includes: 21 inbound pipeline connections; 13 outbound pipeline connections; in excess of 1.2 mmbpd of crude oil and condensate supply connected to the terminal; and 310 mbbls of surface storage in and around the Edmonton and Fort Saskatchewan, Alberta areas.

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East.

o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator and 7.9 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting specification NGL and crude oil.

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Pembina Pipeline Corporation

o	The Empress East NGL system ("Empress East") includes 2.3 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 5.1 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in Pembina's MD&A for the year ended December 31, 2014 for more information.

Operational & Financial Performance

In the Midstream business, Pembina generated net revenue of $113 million during the first quarter of 2015 compared to $236 million during the first quarter of 2014. The decrease in net revenue was primarily due to significantly lower commodity prices (particularly the weaker period-over-period propane prices) and tighter price differentials across all commodities during the first quarter of 2015, combined with the sale of the Company's non-core trucking-related subsidiary in the second quarter of 2014.

Operating expenses during the first quarter of 2015 were $18 million compared to $25 million in the same period of 2014. The decrease was largely due to the Company's sale of its non-core trucking-related subsidiary, as discussed above.

Operating margin was $113 million during the first quarter of 2015 compared to $209 million in the respective period of 2014. The decrease in operating margin was primarily due to significantly lower commodity pricing, which was partially offset by an $18 million realized gain on commodity-related derivative financial instruments (2014: $2 million loss).

The Company's crude oil midstream operating margin was $44 million in the first quarter of 2015 compared to $51 million in the same period of 2014. The decrease was largely due to the factors which impacted net revenue, particularly lower crude oil prices and narrower differentials, somewhat offset by a realized gain on commodity-related derivative financial instruments during the first quarter of 2015.

Operating margin for Pembina's NGL midstream activities was $69 million for the first quarter of 2015 compared to $158 million for the first quarter of 2014. The decrease was largely a result of lower propane margins due to the 50 percent decline in propane market prices during the first quarter in 2015 compared to the first quarter in 2014. Other contributing factors to the decrease were lower butane and condensate margins, also due to a significant decline in market pricing, which were somewhat offset by the impact of the Canadian/U.S. dollar foreign exchange rate on sales.

Depreciation and amortization included in operations for Pembina's Midstream business during the first quarter of 2015 totalled $23 million compared to $28 million in the first quarter of 2014. This decrease is primarily due to decreased amortization expenses associated with intangible assets which became fully depreciated in the prior year.

11

Pembina Pipeline Corporation

For the three months ended March 31, 2015, gross profit in this business was $89 million compared to $184 million during the same period in 2014 due to the same factors which impacted net revenue, operating expenses, operating margin and depreciation and amortization included in operations, as noted above.

For the three months ended March 31, 2015, capital expenditures within the Midstream business totalled $123 million compared to $65 million during the same period of 2014. Capital spending in this business in the first quarter of 2015 was primarily directed towards the development of Pembina's second fractionator ("RFS II") as well as NGL storage caverns and associated infrastructure. Capital was also deployed to progress above ground storage in Edmonton and the preliminary work for the Company's proposed Canadian Diluent Hub ("CDH"). Capital expenditures in 2014 were primarily related to above ground storage in the Edmonton area and completion of the Cynthia Full Service Terminal.

New Developments

Pembina continues to progress construction of RFS II, its second 73 mbpd ethane-plus fractionator at the Company's Redwater site. All major equipment has been set on site, module fabrication is complete and site construction is currently 70 percent complete. The project is slightly behind schedule and Pembina anticipates it will be on-stream in the first quarter of 2016.

Pembina is also progressing its third fractionator at Redwater, which will have propane-plus capacity of 55 mbpd ("RFS III"). Detailed engineering work is underway and over 60 percent of long-lead equipment has been ordered. Pembina has received regulatory approval and anticipates receiving environmental approval later this year. Overall, the project is tracking on schedule and on budget. Subject to the necessary approvals, Pembina expects RFS III to be in service in the third quarter of 2017 and, once complete, Pembina's Redwater site will be the largest fractionation facility in Canada with a total of 210 mbpd of fractionation capacity.

Site preparation at the Company's proposed CDH is on-going. Subject to further regulatory and environmental approvals, Pembina anticipates phasing in additional connections to various condensate delivery systems with a view to achieving full connectivity and service offerings at CDH in mid-2017.

At its Edmonton North Terminal ("ENT") Pembina continues to advance construction of three new above ground storage tanks with a total working capacity of 550 mbbls. Erecting of the three tanks is now complete and the project is on schedule to be in-service in mid-2016.

At its storage and terminalling facilities in Corunna, Ontario, Pembina is progressing a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack to meet increased demand for services. Detailed engineering and procurement of long-lead items is 85 percent complete and work began in April 2015 on the brine pond.

Subsequent to the end of the quarter, Pembina signed a long-term agreement with a third party for one of its in-development underground hydrocarbon storage caverns expected to be in service in early 2016.

12

Pembina Pipeline Corporation

During the first quarter, Pembina also continued to progress its proposed 37 mbpd west coast propane export terminal under an agreement to complete due diligence work at the Terminal 6 site of the Port of Portland, Oregon. Since the original project announcement in September 2014, Pembina's project team has conducted consultation with community, regulatory and special interest groups, has completed two public hearings, and has also significantly progressed detailed engineering design work to support a number of permit applications the Company expects to submit throughout 2015. Subsequent to the quarter end, Pembina received an affirmative vote from the Portland Planning and Sustainability Commission to move the approval process to the Portland City Council. Based on current information with respect to timing, Pembina expects a decision from City Council in mid-2015. Subject to receiving the necessary permits and approvals, Pembina anticipates bringing the project into service in 2018. The Company expects that the proposed terminal will provide access to large, international markets for a growing Canadian propane supply (which is derived from natural gas produced in western Canada), while complementing Pembina's expanding integrated service offerings for products derived from natural gas.

Financing Activity

On February 2, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: proceeds of $450 million in senior unsecured medium-term notes, Series 5, that have a fixed coupon of 3.54 percent per annum, paid semi-annually, and which mature on February 3, 2025 and proceeds of $150 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043. Net proceeds were used to reduce Pembina's short-term indebtedness under its credit facilities, to fund Pembina's capital program and for other general corporate purposes.

Subsequent to quarter end, Pembina received commitments from its bank syndicate to increase the Company's unsecured revolving credit facility (the "Facility") to $2 billion and to retain the accordion feature for an additional $750 million at Pembina's option. The Facility maturity date was also extended to May 31, 2020. Pembina will use the Facility for general corporate purposes and to execute the Company's capital expenditure program.

Also subsequent to quarter end, Pembina closed a $225 million offering of 9,000,000 cumulative redeemable rate reset class A preferred shares, series 9 (the "Series 9 Preferred Shares") on April 10, 2015, at a price of $25.00 per share. The Series 9 Preferred Shares began trading on the Toronto Stock Exchange on April 10, 2015 under the symbol PPL.PR.I. Proceeds from the Series 9 Preferred Shares were used to reduce indebtedness under the Company's credit facilities, which was incurred in connection with Pembina's 2015 capital expenditure program.

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Pembina Pipeline Corporation

Liquidity & Capital Resources

($ millions)	March 31, 2015	December 31, 2014
Working capital(1)	11	(16)
Variable rate debt(2)
Bank debt	330	510
Total variable rate debt outstanding (average of 2.4%)	330	510
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	2,100	1,500
Total fixed rate debt outstanding (average of 4.6%)	2,567	1,967
Convertible debentures(2)	404	410
Finance lease liability	9	10
Total debt and debentures outstanding	3,310	2,897
Cash and unutilized debt facilities	1,242	1,073

(1)	As at March 31, 2015, working capital includes $4 million (December 31, 2014: $4 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. Recent global economic conditions have had a downward effect on commodity pricing; however, Pembina's business model is largely comprised of cash flow derived from fee-for-service arrangements, which continued to help mitigate the impact of the market downturn during the latter part of 2014 and into the first quarter of 2015. Pembina believes that its reliable cash flow, limited commodity exposure (with the exception of portions of its Midstream business) and strong credit profile will enable it to preserve its financial strength into the foreseeable future, particularly as the Company brings its $5.9 billion of long-term, fee-for-service-based projects into service throughout the 2015 to late-2017 timeframe. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents, recently increased debt facilities and the DRIP. Further, based on its successful access to financing in the debt and equity markets recently and over the past several years, Pembina believes it should continue to have access to funds at attractive rates, if and when required, despite the recent weakened industry and commodity price environment. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2014 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

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Pembina Pipeline Corporation

Pembina's credit facilities at March 31, 2015 consisted of an unsecured $1.5 billion (2014: $1.5 billion) revolving credit facility and an operating facility of $30 million (2014: $30 million) due July 2015, which is expected to be renewed on an annual basis. Subsequent to the end of the first quarter, on April 16, 2015, Pembina extended the maturity date of its $1.5 billion revolving unsecured credit facility from March 2019 to May 2020, increased the available funds to $2 billion and retained an accordion feature, at Pembina's option, for an additional $750 million. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (2014: nil to 1.25 percent) or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent (2014: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at March 31, 2015, Pembina had $1,242 million (December 31, 2014: $1,073 million) of cash and unutilized debt facilities. Pembina also had an additional $32 million (December 31, 2014: $38 million) in letters of credit issued in a separate demand letter of credit facility. At March 31, 2015, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $2,897 million (December 31, 2014: $2,477 million). Pembina's senior loans and borrowings to total consolidated capitalization at March 31, 2015 was 30 percent (December 31, 2014: 27 percent). Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's covenants include a requirement to maintain funded loans and borrowings below 70 percent of total consolidated capitalization, as well as requirements to maintain its loans and borrowings to consolidated capitalization ratio and EBITDA (refer to "Non-GAAP and Additional GAAP Measures") to senior loans and borrowings interest coverage ratio below certain percentages specified in the agreements. Pembina was in compliance with all covenants under its notes and facilities as at the quarter ended March 31, 2015.

During the first quarter of 2015, $6 million of Pembina's convertible debentures (face value) were converted into 203,000 common shares.

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3, Series 5, Series 7 and Series 9 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares, Series 1, Series 3, Series 5, Series 7 and Series 9 is P-3.

Capital Expenditures

	3 Months Ended March 31 (unaudited)
($ millions)	2015	2014
Development capital
Conventional Pipelines	285	141
Oil Sands & Heavy Oil	5	5
Gas Services	72	72
Midstream	123	65
Corporate/other projects	13	4
Total development capital	498	287

15

Pembina Pipeline Corporation

For the three months ended March 31, 2015, capital expenditures were $498 million compared to $287 million during the same three month period of 2014. In the first quarter of 2015, capital expenditures were incurred in Pembina's Conventional Pipelines, Midstream, and Gas Services businesses. Conventional Pipelines' capital expenditures were incurred to complete the Phase II LVP expansion and progress the Phase II HVP expansion and the Phase III Expansions. Midstream's capital expenditures were primarily directed towards RFS II, cavern development, above ground storage and related infrastructure at the Redwater facility. Gas Services' capital was deployed to progress SEEP, the Saturn II Facility, the Musreau III Facility and the Resthaven Expansion.

Contractual Obligations at March 31, 2015

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases(1)	813	75	174	171	393
Loans and borrowings(2)(4)	4,705	118	235	826	3,526
Convertible debentures(2)	520	24	72	184	240
Construction commitments(3)(5)	1,663	1,454	209
Provisions	473		33	3	437
Total contractual obligations(2)	8,174	1,671	723	1,184	4,596

(1)	Includes office space, vehicles and over 3,500 rail car leases supporting future propane transportation in the Midstream business (approximately 1,200 rail car leases at March 31, 2015).
(2)	Excluding deferred financing costs.
(3)	Excluding significant projects that are awaiting regulatory approval.
(4)	Including interest payments on senior unsecured notes.
(5)	Including investment commitments to equity accounted investees of $4 million.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Saturn II Facility, the Musreau III Facility, the Resthaven Expansion, SEEP, RFS II, RFS III, the Phase II HVP expansion, the Phase III Expansions, the NEBC Expansion and the Vantage Expansion, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

The Company updated its estimates for the decommissioning provision as outlined in Note 7 to the Interim Financial Statements. The Company has estimated the net present value of its total decommissioning obligations based on a total future liability of $473 million (December 31, 2014: $410 million). The Company applied a 2 percent inflation rate per annum (December 31, 2014: 2 percent) and a risk free rate of 1.99 percent (December 31, 2014: 2.33 percent) to calculate the present value of the decommissioning provision.

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, capital requirements, the financial condition of Pembina and other relevant factors.

Pembina announced on May 5, 2015, that it increased its monthly dividend on its common shares by 5.2 percent from $0.145 per common share per month (or $1.74 annualized) to $0.1525 per common share per month (or $1.83 annualized) effective as of the May 25, 2015 record date, payable June 15, 2015.

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Pembina Pipeline Corporation

Preferred Share Dividends

The holders of Pembina's preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period for each series of preferred share.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

Participation in the DRIP for the first quarter of 2015 was 58 percent of common shares outstanding. Proceeds for the first quarter of 2015 totalled $86 million.

Related Party Transactions

At March 31, 2015, Pembina had no transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2014. The preparation of consolidated financial statements in conformity with GAAP requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgements during the three months ended March 31, 2015.

Changes in Accounting Policies

New standards adopted in 2015

The following amendments to existing standards issued by the International Accounting Standards Board ("IASB") were adopted as of January 1, 2015, without any material impact to Pembina's Interim Financial Statements: IAS 24 Related Party Disclosures and IFRS 8 Operating Segments.

New Standards and Interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee ("IFRIC") and are effective for accounting periods beginning on or after January 1, 2016. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

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Pembina Pipeline Corporation

IFRS 15 Revenue from Contracts with Customers is effective for annual periods beginning on or after January 1, 2017; however the IASB has proposed to defer to January 1, 2018. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017, or when determined effective. The extent of the impact of adoption of the standard has not yet been determined.

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at March 31, 2015, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that its disclosure controls and procedures are effective at a reasonable assurance level.

During the first quarter of 2015, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2014. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

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Pembina Pipeline Corporation

Selected Quarterly Operating Information

	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Average volume (mbpd unless stated otherwise)
Conventional Pipelines throughput	633	612	564	573	553	500	489	484	494
Oil Sands & Heavy Oil contracted capacity, end of period	880	880	880	880	880	880	880	870	870
Gas Services processing (mboe/d)(1)	113	97	71	87	88	66	48	48	50
NGL sales volume	129	130	107	105	133	122	99	94	123
Total	1,755	1,719	1,622	1,645	1,654	1,568	1,516	1,496	1,537

(1)	Net to Pembina. Converted to mboe/d from MMcf/d at a 6:1 ratio.

Selected Quarterly Financial Information

	2015	2014				2013
($ millions, except where noted)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	1,154	1,259	1,445	1,606	1,759	1,282	1,300	1,175	1,249
Operating expenses	109	117	98	91	95	101	87	91	77
Cost of goods sold, including product purchases	779	955	1,087	1,246	1,312	903	983	880	934
Realized (gain) loss on commodity-related derivative financial instruments	(18)	(8)	(4)		2	3	4	(4)	(2)
Operating margin(1)	284	195	264	269	350	275	226	208	240
Depreciation and amortization included in operations	54	62	51	51	52	42	47	32	42
Unrealized (gain) loss on commodity-related derivative financial instruments	2	(11)	(3)	4	(4)	(2)	2	(1)	(6)
Gross profit	228	144	216	214	302	235	177	177	204
EBITDA(1)	240	170	199	235	316	235	201	185	211
Cash flow from operating activities	120	196	188	155	261	208	94	151	232
Cash flow from operating activities per common share – basic (dollars)(1)	0.35	0.58	0.57	0.48	0.82	0.66	0.30	0.49	0.78
Adjusted cash flow from operating activities(1)	213	164	158	191	264	185	188	150	202
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	0.63	0.49	0.48	0.59	0.83	0.59	0.61	0.49	0.68
Earnings for the period	120	84	75	77	147	95	72	93	91
Earnings per common share – basic (dollars)	0.32	0.22	0.20	0.21	0.44	0.29	0.22	0.30	0.30
Earnings per common share – diluted (dollars)	0.32	0.22	0.20	0.21	0.41	0.29	0.22	0.30	0.30
Common shares outstanding (millions):
Weighted average – basic	339	335	327	323	319	314	311	308	296
Weighted average – diluted	340	336	329	325	340	315	312	309	297
End of period	340	338	329	325	321	315	312	310	307
Common share dividends declared	148	146	143	140	134	132	129	125	121
Common dividends per share (dollars)	0.435	0.435	0.435	0.430	0.420	0.420	0.415	0.405	0.405
Preferred share dividends declared	10	10	8	7	6	5

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

19

Pembina Pipeline Corporation

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased oil production from customers operating in the Montney, Cardium and Deep Basin Cretaceous formations of west central Alberta, which resulted in increased service offerings, new connections and capacity expansions in these areas;

•	Increased liquids-rich natural gas production from producers in the WCSB (Deep Basin, Montney and emerging Duvernay Shale plays), which resulted in increased gas gathering and processing at the Company's Gas Services assets, additional associated NGL transported on its pipelines and expansion of its fractionation capacity;

•	New assets being placed into service and the addition of the Vantage pipeline;

•	An improved propane market in North America throughout the fourth quarter of 2013 and first quarter of 2014 and an overall significantly weaker commodity market (especially the weaker propane market) during the latter part of 2014 and thus far in 2015;

•	Increased shares outstanding due to: the DRIP, debenture conversions, the acquisition of the Vantage pipeline and SEEP and the bought deal equity financing in the first quarter of 2013; and

•	Increased preferred share dividend payments due to additional preferred shares issued in the first and third quarter of 2014.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

Non-GAAP and Additional GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP and additional GAAP measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP and additional GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP and additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP and additional GAAP measures is to provide additional useful information to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP and additional GAAP measures differently.

Investors should be cautioned that net revenue, EBITDA, adjusted cash flow from operating activities, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance.

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

20

Pembina Pipeline Corporation

	3 Months Ended March 31 (unaudited)
($ millions)	2015	2014
Revenue	1,154	1,759
Cost of goods sold, including product purchases	779	1,312
Net revenue	375	447

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

EBITDA is a non-GAAP measure and is calculated as results from operating activities plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact.

Management believes that EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes EBITDA to set objectives and as a key performance indicator of the Company's success.

	3 Months Ended March 31 (unaudited)
($ millions, except per share amounts)	2015	2014
Results from operating activities	180	264
Share of profit from equity accounted investees (before tax, depreciation and amortization)	1	2
Depreciation and amortization	57	54
Unrealized loss (gain) on commodity-related derivative financial instruments	2	(4)
EBITDA	240	316
EBITDA per common share – basic (dollars)	0.71	0.99

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the number of common shares outstanding.

21

Pembina Pipeline Corporation

	3 Months Ended March 31 (unaudited)
($ millions, except per share amounts)	2015	2014
Cash flow from operating activities	120	261
Add (deduct):
Change in non-cash operating working capital	32	(23)
Current tax expenses	(22)	(34)
Taxes paid	75	45
Accrued share-based payment expenses	(9)	(9)
Share-based payments	27	30
Preferred share dividends declared	(10)	(6)
Adjusted cash flow from operating activities	213	264
Cash flow from operating activities per common share – basic (dollars)	0.35	0.82
Adjusted cash flow from operating activities per common share – basic (dollars)	0.63	0.83

Operating margin

Operating margin is an additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended March 31 (unaudited)
($ millions)	2015	2014
Revenue	1,154	1,759
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	109	95
Cost of goods sold, including product purchases	779	1,312
Realized (gain) loss on commodity-related derivative financial instruments	(18)	2
Operating margin	284	350
Depreciation and amortization included in operations	54	52
Unrealized loss (gain) on commodity-related derivative financial instruments	2	(4)
Gross profit	228	302

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Pembina Pipeline Corporation

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

		As at and for the 3 months ended (unaudited)
($ millions, except where noted)	April 30, 2015	March 31, 2015	March 31, 2014
Market capitalization of common shares	14,331	13,625	13,472
Market capitalization of preferred shares	1,050	828	651
Market capitalization of convertible debentures	613	578	819
Senior debt	2,787	2,897	1,617
Cash and cash equivalents	(20)	(42)	(153)
Total enterprise value	18,761	17,886	16,406

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Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's securityholders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	Pembina's strategy for payment of future abandonment costs;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows, future contractual obligations, future financing options, availability of capital to fund growth plans, operating obligations and dividends and the use of proceeds from financings;
•	processing, transportation, fractionation, storage and services commitments and contracts;
•	the impact of share price and discount rate on annual share-based incentive expense; and
•	the impact of the current commodity price environment on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements and financial outlook based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP and pension plan;
•	future operating costs;
•	oil and gas industry compensation levels;
•	geotechnical and integrity costs;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of the stability of Pembina's dividends: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2014. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purposes.

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